Filing by Invesco Van Kampen
Senior Loan Fund pursuant to Rule 425
under the Securities Act of 1933, and
deemed filed under Rule 14a-12(b)
under the Securities Act of 1934.
Subject Company:
Invesco Prime Income Trust
(SEC File No. 811-05898)
InFocus
December 23, 2010
Invesco Prime Income Trust reorganization
The Invesco Funds Board of Trustees has approved a reorganization of Invesco Prime Income Trust into Invesco Van Kampen Senior Loan Fund, pending shareholder approval.

		Prospectus			Prospectus	Pro Forma
		Total			Total	Total
		Expense			Expense	Expense
Target Fund	Symbol	Ratio[1]	Acquiring Fund	Symbol	Ratio[1]	Ratio[2]
Invesco Prime Income Trust	XPITX	1.32	Invesco Van Kampen Senior Loan Fund	XPRTX	1.53	1.32
Invesco has proposed reorganizing Invesco Prime Income Trust as a continuation of our product alignment initiative that began when Invesco completed its acquisition of Morgan Stanley’s retail asset management business, including Van Kampen Investments, on June 1. Previously, Invesco fi led prospectus stickers to propose the reorganization of 69 mutual funds, pending shareholder approval, which was a significant step toward reducing overlap and enhancing the efficiency of our product line.
When completed, the proposed reorganizations will:
•	Ensure a broad product lineup

•	Distinguish and emphasize Invesco’s most compelling investment processes and strategies

•	Build a solid foundation for further growth to meet client and shareholder needs
Some important milestones in this reorganization process include:
•	Fund proxy statement fi lings (December 2010)

•	Proxy statement mailing to fund shareholders (targeting January 2011)

•	Fund shareholder meetings (targeting April 2011)

•	Reorganization completed (targeting May 2011)
We believe this change will enhance our offering and better enable Invesco to deliver strong, consistent investment results to investors over the long term. We will continue to communicate with you as we work to ensure a smooth transition for the fund impacted by this change. For more information, investors should contact their financial adviser or visit invesco.com/us.

1	Expense ratios reflected in this table are the total expense ratios included in the fund’s current prospectus excluding interest expense. Interest expenses, as with other investment related expenses vary over time. The Adviser believes comparing operating expenses better illustrates the impact of the proposed reorganization on these expenses. The total ratios including interest expenses are as follows: Invesco Prime Rate Income Trust 1.54, Invesco Van Kampen Senior Loan Fund 1.85, and pro forma 1.64.

2	The pro forma total expense ratio reflected in the table is an estimate and assumes that the proposed reorganization is approved by shareholders. This estimate includes the contractual expenses of the acquiring fund but excludes certain duplicative costs of operating the fund on a stand-alone basis. The actual pro forma total expense ratio may vary from this estimate. Invesco believes that fluctuations of 1-3 basis points may be expected in the ordinary course of operations. The pro forma total expense ratio reflected may be equal to the rate at which Invesco has agreed to cap total expenses of the acquiring fund for a period of time following the close of the proposed reorganization. Without these caps, total expenses may be higher. Please refer to the joint proxy/registration statement to be fi led for the reorganization for specific pro forma comparative data.

Wirehouse Division Institutional and Insurance Sales Division
800 998 4246 800 410 4246
Regional Broker Dealer Division Client Services
800 421 0807 800 959 4246
Independent Adviser Division Closed-End Funds
800 337 4246 800 341 2929
Retirement Division
800 370 1519
Where to Find Additional Information
In connection with the proposed reorganization, the acquiring fund will file a Proxy Statement/Prospectus with the Securities and Exchange Commission (the “Commission”). All shareholders are advised to read the Proxy Statement/Prospectus in its entirety when it becomes available, because it will contain important information regarding the target fund, the acquiring fund, the reorganization, the target fund board’s considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the transaction and related matters. The Proxy Statement/Prospectus is expected to be mailed to target fund shareholders once the Proxy Statement/Prospectus is declared effective by the Commission. Shareholders may obtain a free copy of the Proxy Statement/Prospectus when available and other documents fi led by the acquiring funds with the Commission at the Commission’s web site at http://www.sec.gov. In addition, copies of the Proxy Statement/Prospectus, once available, may be obtained, free of charge, by directing a request via mail or phone to Invesco, 11 Greenway Plaza, Suite 2500, Houston, TX 77046, 800 959 4246. In addition to the Proxy Statement/Prospectus, the target fund and acquiring fund file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target fund or acquiring fund at the Commission’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1 800 SEC 0330 for further information on the public reference room. Filings made with the Commission by either the target fund or acquiring fund are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.
Participants in the Solicitation
The acquiring fund, target fund and their respective trustees, officers and certain employees may be soliciting proxies from shareholders in favor of the reorganization. Information concerning persons who may be considered participants in the solicitation of the target fund’s shareholders under the rules of the Commission will be set forth in the Proxy Statement/Prospectus to be fi led for the acquiring fund in December 2010.

NOT FDIC INSURED/ MAY LOSE VALUE/ NO BANK GUARANTEE

Consider the investment objectives, risks, charges and expenses carefully. Please read the prospectus carefully before investing. For this and more complete information about the fund(s), investors should ask their advisers for a prospectus/summary prospectus or should visit Invesco.com/fundprospectus. The Invesco variable insurance funds are used solely as investment vehicles by insurance company separate accounts to fund variable annuity contracts and variable life insurance policies. Shares of variable insurance funds cannot be purchased directly. Expenses and fees are determined by the offering insurance company and will vary. Invesco Distributor, Inc. does not offer any variable products.
All data provided by Invesco unless otherwise noted.
invesco.com/us          IFPR-BRO-1 -E 12/10          Invesco Distributors, Inc